PROLINK HOLDINGS CORP.
410 South Benson Lane
Chandler, AZ 85224
June 7, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ProLink Holdings Corp.
Registration Statement on Form SB-2, as amended (Registration No. 333-140547)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, ProLink Holdings Corp. hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form SB-2 be accelerated to today, Thursday, June 7, 2007, as soon as practicable.
     The cooperation of the staff in meeting the timetable described above is very much appreciated.
     Any questions should be addressed to Priya Kumar, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 935-3000.
     Thank you very much.

Sincerely,
/s/ Michael S. Browne
Michael S. Browne
Chief Financial Officer and Chief Operating Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Priya Kumar, Esq.